August 4, 2025

Richard F. Bunch III
Chief Executive Officer
TWFG, Inc.
10055 Grogans Mill Rd.
Suite 500
The Woodlands, TX 77380

       Re: TWFG, Inc.
           Draft Registration Statement on Form S-3
           Submitted July 25, 2025
           CIK No. 0002007596
Dear Richard F. Bunch III:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Bryan D. Flannery, Esq.